

Taras Vodyanyy · 3rd

CEO and Co-founder of Sirocco Energy.

San Francisco, California, United States · **Contact info**

500+ connections

sirocco **Sirocco Energy**

Experience



Chief Executive Officer

Sirocco Energy · Full-time

Sep 2016 – Present · 5 yrs 1 mo

Пало-Алто, Калифорния, Соединенные Штаты Америки

Sirocco Energy has developed a new kind of wind generator designed for the urban environment. As a linear wind generator, Sirocco wind turbines have a more efficient principle of work, which produces important advantages over traditional wind turbines: high efficiency, low noise and vibration, easy installation, low price and aesthetic design.

Founder

TAK Branding Agency

Jul 2004 – Present · 17 yrs 3 mos

We have been working in marketing and business consulting for more than 15 years. Among our clients: TOP-1 in their niches on Amazon, leaders in clothing retail in Italy, service companies, medical institutions, production, online stores and restaurants all over the world.

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